P.E. 1/31/02


02012406


RECD S.E.C.
FEB 1 4 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a -16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002
SK Telecom Co., Ltd.
99, Seorin-dong Jongro-gu,Seoul,110-110, Korea

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✔ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No ✔

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ____ .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom

DATE, January 2, 2002

By 

Name : Hyo-Sup Song
Title: Vice President



110-728. 서울특별시 종로구 서린동 99
99, Seorin-dong, Jongro-gu, Seoul, 110-728, Korea

Report to the Korea Stock Exchange

Notice on the Delay of Merger schedule

SK Telecom and Shinsegi Telecom amended the merger contract. The change was made on merger date and all other part of the contracts remains the same. The change is as follows.

1. Previous Merger Completion Date : 2002. 01.01
2. Amended Merger Completion Date: 2002. 01.20.
3. The Reason for the Amendment : Delay in Ministry of Information and Communications Approval

※ Further amendments may happen during the course of merger process.